UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2006

AXA

(Translation of registrant's name into English)

25, AVENUE MATIGNON
75008 PARIS, FRANCE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Incorporation By Reference

AXA's Questions and Answers notice to U.S. holders of AXA Ordinary Share Options and AXA ADR Options furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-12872 and 333-12956), the Registration Statements on Form S-8 (File Nos. 333-128450, 333-118105, 333-118103, 333-118107, 333-109227, 333-104438, 333-91900, 333-9212, 333-12088 and 333-12944) and any other Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished 6-Ks.

The attached Questions and Answers notice is being issued in accordance with Rule 135(c) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
By:	/s/ Denis Duverne
Name Denis Duverne
Title Chief Financial Officer and Member of the Management Board
Date: June 22, 2006

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

99.1	Questions and Answers notice issued on June 21, 2006 by AXA to all U.S. holders of AXA ordinary share options and AXA ADR options describing the effect on such U.S. holders of the recently announced capital increase and suspension of the right to exercise AXA ordinary share options.